UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-26347

(Check One):

[   ] Form 10-K

[_] Form 20-F

[_] Form 11-K

[X] Form 10-Q

[ ] Form 10-D

[_] Form N-SAR

[_] Form N-CSR

For Period Ended:  December 31, 2008

[_]

Transition Report on Form 10-K

[_]

Transition Report on Form 20-F

[_]

Transition Report on Form 11-K

[_]

Transition Report on Form 10-Q

[_]

Transition Report on Form N-SAR

For the Transition Period Ended:  _________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:______________________________________________________________________________________

PART I -REGISTRANT INFORMATION

Nextmart, Inc.

Full Name of Registrant

Oriental Plaza Bldg. W3, Twelfth Floor

1 East Chang’an Avenue

Address of Principal Executive Office (Street and number)

Dongcheng District, Beijing,

100738 PRC

City, State and Zip Code

PART II-RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

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(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated

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 without unreasonable effort or expense;

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(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-

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F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or

[X]

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before the 15th calendar day following the prescribed due date; or the subject quarterly

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report or transition report on Form 10-Q or subject distribution report on Form 10-D, or

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portion thereof, will be filed on or before the fifth calendar day following the prescribed

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due date; and

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(c)

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

Due to events unforeseen by the Company, it is unable to complete its Quarterly Report on Form 10-Q for the period ended December 31, 2008 without an unreasonable effort and expense.

PART IV-OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification.

Bruno Wu,

 +86 (0)10 8518 9669

(Name)

(Area Code)

(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes     [   ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes     [  ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s revenues for the quarter  ended  December 31, 2008 are anticipated to be approximately $42,000 compared with $49,811 for the comparable period in 2007. Operating loss for the current quarter is anticipated to be approximately $110,000 compared with an operating loss $350,432 for the comparable quarter in 2007. Losses from continued operations are expected to be approximately $703,000 for the 2008 quarter compared with a $425,468 loss for the comparable quarter in 2007.  Total comprehensive loss is expected to be approximately $1.7 million for the current quarter compared with a comprehensive loss of $343,311 for the comparable quarter in 2007.

NextMart, Inc.

(Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 17, 2009

NEXTMART, INC.

By:  /s/ Bruno Wu

Name:  Bruno Wu

Title:    Chairman

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